EXHIBIT 99.1

TRX Gold Attains 1 Million Working Hours Without A Lost Time Injury

TORONTO, Nov. 23, 2022 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company” or “TRX Gold”) is excited to announce that the Buckreef Gold Project has reached one million working hours without a lost-time or recordable injury, a clear reflection of the team’s focus and commitment to the health and safety of its members and consultants.

“At any one time at the Buckreef Gold Project, there can be well over 100 employees or more on site, with two shifts working a 24-hour, 7 day per week operation. The mine site workplace is home to employees, consultants and exploration drilling partners STAMICO, all of whom I’d like to thank for their diligence and dedication,” remarks TRX Gold Chief Operating Officer Andrew Cheatle.

Stephen Mullowney, TRX Gold Chief Executive Officer continues, “The health, safety and well-being of our employees and all of those involved in making Buckreef Gold a success are core to our company’s business. A healthy and safe work force translates into engagement and productivity.”

This remarkable achievement was attained within a 22-month period, guided by policies, practices and procedures that have been adopted by the Company and introduced as early as an employee’s onboarding. Daily Health & Safety meetings are part of the ritual, during which employees are invited to play an integral part of the program by observing, identifying, and reporting any on-site situation that can be a potential hazard.

TRX Gold will continue to ensure the safety of all its employees and surrounding public and looks forward to continuing a safety-first culture.

On-site Health & Safety Metrics Billboard – November 21, 2022

About TRX Gold Corporation
TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements

This news release contains forward-looking statements and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipates”, “expects” and similar expressions. All statements other than statements of historical fact, included in this news release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

A photo accompanying this announcement is available at: https://www.globenewswire.com/NewsRoom/AttachmentNg/614607e1-bff2-4538-9558-c84f548f27fb